

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 7, 2017

R. Arthur Seaver, Jr.
Chief Executive Officer
Southern First Bancshares, Inc.
100 Verdae Boulevard, Suite 100
Greenville, SC 29606

>   **Re: Southern First Bancshares, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 30, 2017**
>   **File No. 333-217031**

Dear Mr. Seaver:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 with any questions.

>   Sincerely,
>
>   /s/ Dietrich A. King
>
>   Dietrich A. King
>   Assistant Director
>   Office of Financial Services